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                       SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9819

                              NOTICE OF LATE FILING

                                  (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

 For the Period Ended: June 30, 2002

[  ]  Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

     For the Transition Period Ended:


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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                              DYNEX CAPITAL, INC.
                            (Full name of registrant)


                            4551 Cox Road, 3rd Floor
                           Glen Allen, Virginia 23060
                     (Address of principal executive office)

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                        PART II - RULE 12b-25 (b) AND (c)

     If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                                                           [ X ]Yes     [   ] No

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the

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         prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                                            [ X ] Yes   [   ] No

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                                            [   ] Yes   [ X ] No


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                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Dynex Capital, Inc. ("Company") is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2002 in a timely manner without unreasonable effort or expense. The Company is currently in the process of evaluating additional information along with its independent auditors, Deloitte & Touche, LLP. The Company has determined that certain collateral for collateralized bond investments previously considered as available-for-sale debt securities, and therefore carried at estimated market value, do not meet the requirements for classification as debt securities. Rather, such investments should have been considered loans and not debt securities, and carried at historical cost. The Company anticipates that the impact of the reclassification will be to increase collateral for collateralized bonds with an increase in shareholders' equity by a like amount as a result of the reduction of accumulated other comprehensive loss from the reversal of the market value adjustment on these investments. Net income reported by the Company for any period is not expected to be impacted by the reclassification.


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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Stephen J. Benedetti              804                    217-5837
             (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ X ]  Yes            [   ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [  ]  Yes             [X]  No

Dynex Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                               DYNEX CAPITAL, INC.


                                               /s/ Stephen J. Benedetti
                                               ---------------------------------
Date:    August 14, 2002                       By:  Stephen J. Benedetti
                                                    Executive Vice President